Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JANUARY 29, 2020

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held in Montréal, Quebec, Canada, on Wednesday, January 29, 2020 at 11:00 a.m. in the Ballroom of the Centre Sheraton Montréal. 3,541 shareholders holding 180,702,262 Class A subordinate voting shares and 28,945,706 Class B shares (multiple voting) were represented at the meeting in person or by proxy, representing approximately 88.77% of the total votes attached to all issued and outstanding shares as of the record date on December 9, 2019.

Election of directors

All 16 directors proposed for election at the Annual General Meeting of Shareholders were elected on a vote by show of hands. All of the candidates were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
Alain Bouchard	463,638,401	99.18%	3,841,169	0.82%
Sophie Brochu	465,810,460	99.64%	1,669,110	0.36%
George A. Cope	467,141,656	99.93%	337,914	0.07%
Paule Doré	445,499,503	95.30%	21,980,066	4.70%
Richard B. Evans	465,836,074	99.65%	1,643,496	0.35%
Julie Godin	457,453,655	97.86%	10,025,916	2.14%
Serge Godin	457,416,789	97.85%	10,062,881	2.15%
Timothy J. Hearn	465,518,508	99.58%	1,961,162	0.42%
André Imbeau	458,576,952	98.10%	8,902,718	1.90%
Gilles Labbé	466,836,627	99.86%	643,043	0.14%
Michael B. Pedersen	467,138,764	99.93%	340,906	0.07%
Alison C. Reed	467,030,583	99.90%	448,687	0.10%
Michael E. Roach	459,826,320	98.36%	7,657,350	1.64%
George D. Schindler	465,281,346	99.53%	2,202,324	0.47%
Kathy N. Waller	466,567,301	99.80%	916,369	0.20%
Joakim Westh	459,893,310	98.38%	7,590,360	1.62%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	469,168,581	99.80%	961,404	0.20%

Shareholder proposals

Proposal Number One – Disclosure of Voting Results by Class of Shares – Following a vote by way of show of hands, a shareholder proposal calling on CGI to disclose voting results by class of shares did not receive a majority of the votes cast by the shareholders present or represented by proxy, and was therefore not adopted. The proxies received by CGI in relation to the proposal were as follows:

	Votes for		Votes against
	#	%	#	%
Proposal Number One	116,178,138	24.85%	351,305,531	75.15%